Exhibit 99.1

Foresight Delivers First Batch of Commercial Mass Production Systems to SUNWAY-AI in China

Foresight’s supply chain and production lines are now prepared for rapid growth and commercial ramp-up

Ness Ziona, Israel – January 16, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today a major milestone in its production and commercialization road map, with the delivery of its first batch of ScaleCam™ systems to SUNWAY-AI Technology (Changzhou) Co., Ltd. (“SUNWAY”), a Chinese manufacturer of autonomous and unmanned intelligent vehicle solutions. Foresight’s ScaleCam systems are intended to be integrated into SUNWAY’s production line of autonomous logistics and robotic vehicles.

This delivery follows the Company’s July 8, 2024, announcement of its joint development and supply agreement to equip SUNWAY’s unmanned material handling vehicles and autonomous robotic carts with its advanced 3D perception systems.

By integrating Foresight’s 3D perception technology, these vehicles will be equipped with full autonomous driving capabilities to navigate complex environments safely and efficiently.

The successful delivery of these systems is a major milestone in Foresight’s production and commercialization road map, enabling the Company to potentially achieve a rapid production and commercial ramp-up. Foresight believes that its timely delivery reflects a robust manufacturing process and efficient supply chain management, as well as demonstrates the Company’s expertise in developing advanced vision systems for autonomous vehicles and machines. This achievement positions Foresight as a key player in the rapidly evolving field of autonomous logistics and robotics.

About SUNWAY-AI Technology

Sunway-AI Technology (Changzhou) Co., Ltd. focuses on research and development, design, manufacturing and sales of intelligent vehicle technology and products. The company’s employees include technicians from the Institute of automation of the Chinese Academy of Sciences, Tsinghua Automobile Research Institute, BAIC and China automobile. SUNWAY’s technologies and products can be applied to autonomous vehicles, unmanned logistics and transportation vehicles and unmanned commercial vehicles. Commercial cooperation to date includes well-known domestic enterprises such as XCMG group, Liugong group and Shenzhen airport.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that its ScaleCam systems are intended to be integrated into SUNWAY’s production line of autonomous logistics and robotic vehicles, that the delivery of the systems enables it to potentially achieve a rapid production and commercial ramp-up, and its belief that its timely delivery reflects a robust manufacturing process and efficient supply chain management, as well as demonstrates its expertise in developing advanced vision systems for autonomous vehicles and machines. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654